Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81[redacted]
E-mail: ml.ir@mitsubishicorp.com

February 6, 2003
Our ref. No. PI 091

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Third Quarter ended December 31, 2002**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

[For Reference]

February 6, 2003
Mitsubishi Corporation

Results for the Third Quarter Ended December 31, 2002 (US GAAP)

Consolidated Income

(Billions of Yen)	FY2003 Nine months ended Dec.31,2002: Six months ended Sept. 2002	FY2003: Three months ended Dec. 2002	FY2003: Nine months ended Dec.31,2002	FY2001 Nine months ended Dec.31,2001	Increase or decrease		Outlook for FY2003 (Forecasted in Nov.2002)	Percent of achievement
Operating transactions	6,325.6	3,356.5	9,682.1	9,971.2	(289.1)		12,800.0	75.6%
Gross profit	**349.2**	**184.7**	**533.9**	**471.4**	**62.5**	a	**710.0**	**75.2%**
Selling, general and administrative expenses	(293.9)	(150.8)	(444.7)	(402.4)	(42.3)	b	(595.0)	74.7%
Provision for doubtful receivables	(13.7)	(0.4)	(14.1)	(19.8)	5.7	c	(20.0)	70.5%
Operating income	**41.6**	**33.5**	**75.1**	**49.2**	**25.9**		**95.0**	**79.1%**
Interest expense-net	(7.3)	(3.5)	(10.8)	(11.2)	0.4		(17.0)	63.5%
Dividends	18.0	4.3	22.3	31.9	(9.6)	d	25.0	89.2%
Gain (loss) on marketable securities and investments - net	(14.9)	(2.5)	(17.4)	3.6	(21.0)	e		
Gain (loss) on property and equipment - net	8.9	(1.4)	7.5	(9.7)	17.2	f	2.0	-745.0%
Other expenses - net	(5.6)	0.6	(5.0)	(2.9)	(2.1)			
Income from consolidated operations before income taxes	**40.7**	**31.0**	**71.7**	**60.9**	**10.8**		**105.0**	**68.3%**
Income taxes	(19.5)	(15.6)	(35.1)	(30.6)	(4.5)		(52.6)	66.7%
Minority interests in income of consolidated subsidiaries	(2.8)	(3.5)	(6.3)	(2.0)	(4.3)		(8.0)	78.8%
Equity in earnings of affiliated companies-net	16.9	14.4	31.3	24.1	7.2	g	32.0	97.8%
Cumulative effect of a change in accounting principle-net	8.6	-	8.6	-	8.6	h	8.6	100.0%
Net income	**43.9**	**26.3**	**70.2**	**52.4**	**17.8**		**85.0**	**82.6%**
[For Reference]								
Basic earnings capabilities (*1)	**82.9**	**49.1**	**132.0**	**113.8**	**18.2**		**155.0**	**85.2%**

(*1)Basic earnings capabilities =Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net (Nine months ended Dec.31,2002=75.1+14.1-10.8+22.3+31.3=Y132.0billion)

Summary of year-on-year changes

a. [Gross profit]
Metal resources-related and food-related subsidiaries performed well, mainly due to expanded business through M&As. In addition, food distribution-related companies were newly consolidated. Together, these factors led to a Y 62.5 billion increase in gross profit.

b. [Selling, general and administrative expenses]
Increased due to rise in retirement-related expenses at the parent company, business expansion through M&As at food-related subsidiaries, and the effect of newly consolidated subsidiaries.

c. [Provision for doubtful receivables]
Reflects absence of provisions for metals-related subsidiaries in North America recognized in the previous fiscal year.

d. [Dividends]
Decreased due to absence of higher dividends from energy resource-related businesses recorded in the previous fiscal year, and decline in dividends from copper-related investments due to worsening market conditions.

e. [Gain on marketable securities and investments-net]
Reflects the absence of the previous fiscal year's gain on sale of PIRI/SDL shares and recognition of the changes of unrealized holding gains on investment securities as gains at U.S. investment subsidiaries in the previous fiscal year. The loss of Y 2.5 billion in the third quarter primarily reflects write off of marketable securities (available for sale).

f. [Gain (loss) on property and equipment]
Reflects gains on the sale of real estate owned by the parent company and absence of impairment losses on land and buildings held for lease and company use in the previous fiscal year.

g. [Equity in earnings of affiliated companies-net]
The increase reflects improved results at Asian and European automobile-related operations and the effect of ceasing the amortization of goodwill following the adoption of a new accounting standard, SFAS No. 142, "Goodwill and Other Intangible Assets."

h. [Cumulative effect of a change in accounting principle-net]
Wrote off the aggregate unamortized amount of negative goodwill and equity method goodwill based on SFAS No.141, "Business Combinations," which was adopted effective from the current fiscal year. As a result, the companies recognized a gain for the cumulative effect of an accounting change.

Assets and Liabilites

	Dec. 31, 2002	March 31, 2002	Increase or decrease		Outlook for FY2003 (Forecasted in Nov.2002)	Increase or decrease
Total assets	8,058.8	8,144.9	(86.1)	i	8,200.0	141.2
Total shareholders' equity	1,017.1	1,028.5	(11.4)	j	1,050.0	32.9
[For Reference] Interest bearing liabilities	4,162.3	4,239.8	(77.5)	k	4,250.0	87.7
(Debt-to-equity ratio - Gross)	(4.1)	(4.1)	-		(3.9)	-0.2
(Debt-to-equity ratio -Net)	(3.6)	(3.7)	-0.1		(3.6)	-

(*2) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133." (Dec.31,2002=1,106.1+3,164.8-3.6-105.0=Y4,162.3billion)

Summary of changes from March 2002

i. [Total assets]
Decreased Y 86.1 billion due mainly to fall in net unrealized gains on securities available for sale at the parent company and reduction of financial assets at finance subsidiaries.

j. [Total shareholders' equity]
Decreased Y 11.4 billion, despite the net income of Y 70.2 billion. Primarily reflects decrease in net unrealized gains on securities available for sale due to falling stock prices and deterioration in foreign currency translation adjustments due to yen's appreciation.

k [Interest-bearing liabilities]
Decreased Y 77.5 billion due to repayment of borrowings at overseas subsidiary and other factors.

[Change of major indices]

	Average for Nine months ended Dec. 31, 2002	Average for Nine months ended Dec. 31, 2001	Increase or decrease
Crude oil (USD/BBL)	25.9	23.3	2.6 (+11%)
Foreign exchange (YEN/USD)	122.9	122.7	0.2 (0.2% yen depreciation)
Interest (%)TIBOR	0.08	0.08	- (-)

[For Reference]
*1 Basic earnings potential :
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*2 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

Email:ml.ir@mitsubishicorp.com

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2002
(Based on US GAAP)

TOKYO, February 6, 2003.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2002.

Outline of Consolidated Results

For the nine-month period ended December 31, 2002, operating transactions were ¥9,682.1 billion, down ¥289.2 billion, or 2.9%, year on year. However, gross profit rose ¥62.4 billion, or 13.2%, to ¥533.9 billion mainly due to business expansion through M&As at subsidiaries, and the effect of newly consolidating food distribution-related subsidiary.

Selling, general and administrative expenses increased in line with the increase in the number of consolidated subsidiaries and higher retirement and pension expenses at the parent company. On the other hand, provision for doubtful receivables decreased.

As a result, operating income surged ¥25.9 billion, or 52.6% year on year, to ¥75.1 billion.

In other income (expenses), gain or loss on property and equipment-net improved due to gains on the sale of a company-owned facility and the absence of impairment losses on land and buildings held for lease and company use in the same period of the previous fiscal year. However, Mitsubishi Corporation recorded a loss on marketable securities and investments-net due to a decrease in gains on share sales, compared with the same period of the previous fiscal year, and write-down on listed marketable securities. Consequently, other expenses increased ¥15.1 billion year on year.

Equity in earnings of affiliated companies-net rose ¥7.2 billion in line with improved results at overseas automobile-related companies and the ceasing of amortization of goodwill on a straight-line basis.

Accordingly, consolidated net income leapt ¥17.8 billion, or 34.0% year on year, to ¥70.2 billion. This represents an achievement rate of 82.6% relative to the full-year forecast of ¥85.0 billion.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583
e-mail: ml.ir@mitsubishicorp.com

February 6, 2003
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS
FOR THE THREE MONTHS AND THE NINE-MONTHS ENDED DECEMBER 31, 2002
(UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1.Summary of Consolidated Results
(1)Consolidated Results for the Third Quarter

(Millions of Yen)

	Operating transactions	Operating income	Net income
For the three-months ended December 31,2002	3,356,472	33,461	26,225
For the three-months ended December 31,2001	3,369,136	13,467	10,433

(2)Consolidated Results for the Nine-Month Period

(Millions of Yen)

	Operating transactions	Operating income	Net income
For the nine-months ended December 31,2002	9,682,087	75,099	70,172
For the nine-months ended December 31,2001	9,971,247	49,215	52,376
Prospects for the year ending March 31,2003	12,800,000	95,000	85,000
Achievement ratio for the nine-months ended December 31,2002	75.6%	79.1%	82.6%

2.Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Shareholder's equity to total assets
December 31,2002	8,058,801	1,017,116	12.6%
March 31,2002	8,144,926	1,028,523	12.6%

3. Number of consolidated subsidiaries : 587
Number of affiliated companies accounted for by equity method : 217

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of Japanese investors. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (US GAAP)

for the three months and nine months ended December 31, 2002 and 2001(unaudited)

	Millions of yen				Millions of U.S. dollars
	three months ended Dec. 31, 2002	three months ended Dec. 31, 2001	Increase or [-]decrease	%	three months ended Dec. 31, 2002
Operating transactions	3,356,472	3,369,136	-12,664	-0.4	28,206
Gross profit	184,713	162,986	21,727	13.3	1,552
Gross profit ratio	5.50%	4.84%			
Selling, general and administrative expenses	(150,857)	(139,708)	-11,149	8.0	(1,268)
Provision for doubtful receivables	(395)	(9,811)	9,416	/	(3)
Operating income	33,461	13,467	19,994	148.5	281
Other income (expenses) :					
Interest expense - net	(3,460)	(4,256)	796	-18.7	(29)
Dividends	4,298	8,710	-4,412	-50.7	36
Loss on marketable securities and investments - net	(2,508)	(9,227)	6,719	/	(21)
Loss on property and equipment-net	(1,435)	(670)	-765	/	(12)
Other - net	635	(4,009)	4,644	/	5
Other expenses - net	(2,470)	(9,452)	6,982	/	(21)
Income from consolidated operations before income taxes	30,991	4,015	26,976	671.9	260
Income taxes	(15,607)	(5,053)	-10,554	/	(131)
Income(loss) from consolidated operations	15,384	(1,038)	16,422	/	129
Minority interests in consolidated subsidiaries	(3,531)	48	-3,579	/	(30)
Equity in earnings of affiliated companies-net (less applicable income taxes)	14,372	11,423	2,949	25.8	121
Income before cumulative effect of a change in accounting principle	26,225	10,433	15,792	151.4	220
Cumulative effect of a change in accounting principle	—	—	—	/	—
Net income	26,225	10,433	15,792	151.4	220

	Millions of yen				Millions of U.S. dollars
	nine months ended Dec. 31, 2002	nine months ended Dec. 31, 2001	Increase or [-]decrease	%	nine months ended Dec. 31, 2002
Operating transactions	9,682,087	9,971,247	-289,160	-2.9	81,362
Gross profit	533,870	471,430	62,440	13.2	4,486
Gross profit ratio	5.51%	4.73%			
Selling, general and administrative expenses	(444,718)	(402,449)	-42,269	10.5	(3,737)
Provision for doubtful receivables	(14,053)	(19,766)	5,713	/	(118)
Operating income	75,099	49,215	25,884	52.6	631
Other income (expenses) :					
Interest expense - net	(10,755)	(11,168)	413	-3.7	(91)
Dividends	22,282	31,866	-9,584	-30.1	187
Gain(loss) on marketable securities and investments - net	(17,392)	3,616	-21,008	/	(146)
Gain(loss) on property and equipment-net	7,459	(9,778)	17,237	/	63
Other - net	(5,040)	(2,900)	-2,140	/	(42)
Other income(expenses) - net	(3,446)	11,636	-15,082	/	(29)
Income from consolidated operations before income taxes	71,653	60,851	10,802	17.8	602
Income taxes	(35,083)	(30,579)	-4,504	/	(295)
Income from consolidated operations	36,570	30,272	6,298	20.8	307
Minority interests in consolidated subsidiaries	(6,337)	(1,978)	-4,359	/	(53)
Equity in earnings of affiliated companies-net (less applicable income taxes)	31,303	24,082	7,221	30.0	263
Income before cumulative effect of a change in accounting principle	61,536	52,376	9,160	17.5	517
Cumulative effect of a change in accounting principle	8,636	—	8,636	/	73
Net income	70,172	52,376	17,796	34.0	590

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) In July ,2001, the companies adopted SFAS No.141 "Business Combinations" and SFAS No.142"Goodwill and Other Intangible Assets."SFAS No.141 prohibits the use of the pooling-of-interest method,and all business combinations are required to be accounted for under the purchase method. SFAS No.142 addresses the accounting for acquired goodwill and other intangible assets. Upon the adoption of this new Statement, the companies determined that goodwill,intangible assets which have indefinite useful lives and equity method goodwill will no longer be amortized. As a result, the companies' net income for the nine months ended December 31,2002 increased by approximately JPY 4,800 million($40 million). Also required by SFAS No.141,the companies have written off the aggregate unamortized amount of negative goodwill and equity method goodwill. As a result,the companies recognized an income of JPY 8,636 million($73 million) as a cumulative effect of an accounting change.

(3) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 119=$1.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

December 31, 2002 (unaudited) and March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Dec.31, 2002	Mar. 31, 2002	Increase or [-]decrease	Dec.31, 2002
ASSETS				
Current assets:				
Cash, time deposits and short-term investments	651,863	668,162	-16,299	5,478
Receivables-trade, less allowance for doubtful receivables	2,523,092	2,555,955	-32,863	21,202
Inventories	431,553	474,456	-42,903	3,627
Other current assets	345,733	281,323	64,410	2,905
Total current assets	3,952,241	3,979,896	-27,655	33,212
Investments and non-current receivables:				
Investments in and advances to affiliated companies and other investments	1,868,830	1,989,792	-120,962	15,705
Non-current receivables, less allowance for doubtful receivables	691,530	713,430	-21,900	5,811
Total investments and non-current receivables	2,560,360	2,703,222	-142,862	21,516
Property and equipment - Net	1,127,680	1,074,183	53,497	9,476
Other assets	418,520	387,625	30,895	3,517
Total	8,058,801	8,144,926	-86,125	67,721
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	1,106,149	1,099,434	6,715	9,296
Payables-trade	1,732,405	1,766,659	-34,254	14,558
Other current liabilities	469,251	419,521	49,730	3,943
Total current liabilities	3,307,805	3,285,614	22,191	27,797
Long-term debt, less current maturities	3,164,788	3,238,871	-74,083	26,595
Other long-term liabilities	569,092	591,918	-22,826	4,782
Shareholders' equity:				
Common stock	126,609	126,609	—	1,064
Additional paid-in capital	179,491	179,491	—	1,508
Retained earnings:				
Appropriated for legal reserve	35,747	35,524	223	300
Unappropriated	879,401	821,988	57,413	7,390
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	43,258	79,261	-36,003	364
Foreign currency translation adjustments and others	(246,872)	(214,246)	-32,626	(2,075)
Subtotal	(203,614)	(134,985)	-68,629	(1,711)
Less treasury stock	(518)	(104)	-414	(4)
Total shareholders' equity	1,017,116	1,028,523	-11,407	8,547
Total	8,058,801	8,144,926	-86,125	67,721

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 119=$1.

(3) Certain reclassification of amounts for the year ended March 31, 2002 have been made to conform to the presentation for December 31, 2002.

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Comprehensive Income(Loss)

for the three months and nine months ended December 31, 2002 and 2001 (unaudited)

	Millions of yen		Millions of U.S. dollars
	three months ended Dec.31.2002	three months ended Dec.31.2001	three months ended Dec.31.2002
Comprehensive Income (Loss)			
Net income	26,225	10,433	220
Other comprehensive income (loss):			
Unrealized gains (losses) on securities available for sale	(9,781)	3,147	(82)
Minimum pension liability adjustments	-	-	-
Unrealized losses on derivative instruments	(4,176)	(836)	(35)
Foreign currency translation adjustments	10,619	(17,568)	89
Other comprehensive loss	(3,338)	(15,257)	(28)
Comprehensive Income(Loss)	22,887	(4,824)	192

	Millions of yen		Millions of U.S. dollars
	nine months ended Dec.31.2002	nine months ended Dec.31.2001	nine months ended Dec.31.2002
Comprehensive Income (Loss)			
Net income	70,172	52,376	590
Other comprehensive income (loss):			
Unrealized losses on securities available for sale	(36,003)	(44,689)	(303)
Minimum pension liability adjustments	-	-	-
Unrealized losses on derivative instruments	(320)	(7,216)	(3)
Foreign currency translation adjustments	(32,306)	9,643	(271)
Other comprehensive loss	(68,629)	(42,262)	(577)
Comprehensive Income	1,543	10,114	13

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 119=$1.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION BY COMMODITIES (US GAAP)
for the three months and nine months ended December 31, 2002 and 2001(unaudited)

Three months ended December 31, 2002

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	43,256	73,292	859,677	473,012	469,022	353,808	1,084,869	3,356,936	(464)	3,356,472
Gross profit ·················	10,254	4,835	17,071	31,381	26,987	14,641	74,185	179,354	5,359	184,713
Operating income ··········	(790)	903	6,480	10,604	6,235	4,527	19,736	47,695	(14,234)	33,461
Net income ·················	791	760	10,078	4,032	6,282	3,312	11,477	36,732	(10,507)	26,225
Segment assets ·············	903,824	317,468	819,774	1,181,864	1,791,092	568,421	1,538,635	7,121,078	937,723	8,058,801

	Millions of U.S. dollars									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	364	616	7,224	3,975	3,941	2,973	9,117	28,210	(4)	28,206
Gross profit ·················	86	41	143	264	227	123	623	1,507	45	1,552
Operating income ··········	(7)	8	55	89	52	38	166	401	(120)	281
Net income ·················	7	6	85	34	53	28	96	309	(89)	220
Segment assets ·············	7,595	2,668	6,889	9,931	15,051	4,777	12,930	59,841	7,880	67,721

Three months ended December 31, 2001

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	42,577	84,781	880,199	553,185	527,035	297,249	982,253	3,367,279	1,857	3,369,136
Gross profit ·················	7,550	4,887	13,639	32,183	24,980	12,836	63,201	159,276	3,710	162,986
Operating income ··········	(2,820)	703	2,785	8,753	2,871	3,096	14,412	29,800	(16,333)	13,467
Net income ·················	(2,031)	(21)	8,290	5,408	(2,534)	1,855	8,248	19,215	(8,782)	10,433
Segment assets ·············	1,094,319	293,319	850,082	1,140,642	1,921,371	572,730	1,551,542	7,424,005	768,828	8,192,833

Nine months ended December 31, 2002

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	151,071	228,638	2,313,196	1,479,497	1,402,773	1,031,534	3,133,049	9,739,758	(57,671)	9,682,087
Gross profit ·················	29,130	16,329	42,040	100,816	80,055	46,253	209,767	524,390	9,480	533,870
Operating income ··········	(5,046)	3,846	9,541	41,193	9,309	14,374	46,542	119,759	(44,660)	75,099
Net income ·················	(2,309)	2,751	19,852	18,549	9,686	9,202	27,885	85,616	(15,444)	70,172

	Millions of U.S. dollars									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	1,270	1,921	19,439	12,433	11,788	8,668	26,328	81,847	(485)	81,362
Gross profit ·················	245	137	353	847	673	389	1,763	4,407	79	4,486
Operating income ··········	(42)	32	80	346	78	121	391	1,006	(375)	631
Net income ·················	(19)	23	167	156	81	77	234	719	(129)	590

Nine months ended December 31, 2001

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	116,156	342,125	2,648,882	1,594,199	1,604,251	949,483	2,747,014	10,002,110	(30,863)	9,971,247
Gross profit ·················	22,455	24,408	42,886	77,942	82,318	38,598	174,086	462,693	8,737	471,430
Operating income ··········	(7,318)	7,555	9,154	15,224	15,243	8,926	34,339	83,123	(33,908)	49,215
Net income ·················	759	8,711	27,302	6,684	2,597	4,822	21,744	72,619	(20,243)	52,376

(1) The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP), and the difference between Japanese GAAP and U.S. GAAP are included in "Eliminations or Unallocated".
(2) "Eliminations or Unallocated" includes income and expense that are not allocated to the individual commodity group.
(3) Unallocated common assets included in the column of "Eliminations or Unallocated" at December 31, 2002 and 2001 were JPY 1,240,168 million ($ 10,422 million) and JPY 941,987 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.
(4) Certain reclassification of amounts for the three months and nine monthes ended December 31, 2001 have been made to conform to the presentation for December 31, 2002.
(5) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 119=$1.